Exhibit 99.1

innovation & execution

NROM™

Saifun Semiconductors Ltd.
Annual Report 2006

innovation & execution

Saifun Headquarters

Saifun Semiconductors Ltd.
6 Arie Regev Street
Sappir Industrial Park
Netanya 42504, Israel
Phone: +972-9-892-8444
Fax: +972-9-892-8445
E-mail: saifun@saifun.com

Saifun U.S.A.

Saifun Semiconductors (USA) Inc.
2350 Mission College Blvd,
Suite 1070
Santa Clara, CA 95054, USA
Phone: +1-408-982-5888
Fax: +1-408-982-5890
E-mail: saifun_usa@saifun.com

www.saifun.com

Saifun is the Hebrew word for
gladioli. Like the flower, Saifun
strives to stand out above all
others by its commitment to
Innovation and Execution.

Dr. Boaz Eitan, Chief Executive Officer

Revenues and Operating Profit (non GAAP)

in US$ Millions

75

60

45

30

15

0

2004

2005

20063

Revenues

Operating profit

Total non-GAAP* revenues of $62.8 million
in 2006 compared to $59.4 million in 2005

Non-GAAP* net profit of $39.6 million, or
$1.29 per basic and $1.22 per diluted
share, in 2006 compared to $34.8 million or $1.44 per basic and $1.33 per diluted share 2005

$231.1 million of cash, cash equivalents,
short-term investments and held-to-maturity
marketable securities at December 31, 2006

* Non-GAAP numbers  exclude non-cash revenues in the

  amount of $19.2 million, $5.3 million loss from discontinued

  product operations in 2005, and stock-based  compensation.

Saifun Semiconductors Ltd.
Annual Report 2006

innovation & execution

Innovation in a Flash	The Power of Execution

Saifun is a story of innovation. Since its inception in 1997, Saifun has focused on delivering breakthrough technology for the non-volatile memory (NVM) market.

Saifun NROM® represents a breakthrough in non-volatile memory technology by offering double the storage capacity of a basic memory cell, simpler cell architecture that requires fewer manufacturing steps, and reduced manufacturing costs. The concept behind the Saifun NROM® technology is a localized trapped charge device, which stores two or four physically separated bits per cell. NROM® is technically, architecturally and practically superior to existing NVM technology in almost every respect and exemplifies our dedication to being innovators in the NVM market.

Everyone at Saifun is committed to continuous innovation, which has become our trademark and a driving force behind the 150 U.S. patents that have been issued or are pending.

We license our Saifun NROM® technology to semiconductor manufacturers who use this technology to develop and manufacture a variety of code, date and embedded flash products for the wireless, consumer electronics, networking and automotive markets.

Saifun maintains one of the largest NVM design centers in the world, where over 200 engineers and experts provide design and development services to bring next-generation flash product to market. Working together, our mission is to help our licensees lead the NVM market with products based on our NROM technology.

Our licensees include leading semiconductor manufacturers such as Macronix International, Matsushita Electric Industrial (MEI), NEC, Semiconductor Manufacturing International Corporation (SMIC), Sony Corporation, Spansion, and Tower Semiconductor.

Floating Gate

NROM®

1 Bit

1 Bit

2 Bit

2 Bit

1 Bit

2 Bit

Source

Drain

Source

Drain

3 Bit

4 Bit

innovation & execution

Letter from Dr. Boaz Eitan, Chief Executive Officer

Dear Fellow Shareholders, Licensees and Employees,

2006 was a year of progress for Saifun, NROM technology and the NVM market as a whole. During the year, we extended NROM’s position in the NVM market, with our licensees’ revenues of NROM-based products reaching approximately $1.3 billion. In addition, we invested significantly toward the pursuit of our strategic initiatives, signing new contracts with our current licensees and making headway in advancing our technology. On the negative side, we suffered a major setback when Qimonda announced that it was phasing out its NROM-based activities starting from 2007. Despite this decision, we believe that our progress with other licensees reflects the strong advantages of NROM technology and our consistent focus on innovation and execution in this $26 billion plus market. As a company,

We brought to production the first
technology in 35 years to challenge
Floating Gate. Today, only these two
technologies serve the $26 billion
Flash market.

we are dedicated to pushing the envelope of innovation to create value for our licensees and to help them in their quest to innovate more, and to innovate more successfully.

Saifun’s revenues in 2006 reached $62.8 million comprising 65% licensing revenues and 35% service revenue. Royalty revenues increased to 30% of the total licensing revenues as our licensees brought more products to market. We closed the year with a net GAAP income of $35 million or 56% of revenues.

 Breaking the Barriers of NVM

Saifun invented and owns a groundbreaking NVM technology called Saifun NROM®. NROM represents a breakthrough in existing technology by doubling the storage capacity of conventional memory cells and providing a simpler architecture that requires fewer manufacturing steps, thereby reducing manufacturing costs by as much as 40%.

When we started out over ten years ago, we were driven by the need for a new direction in NVM technology. Only one technology existed commercially – floating Gate – which had been invented over 35 years ago. We knew that competing with a mature technology - deeply entrenched throughout the industry – would be a challenge. However, we also believed that with the right combination of innovation and execution, we could offer a compelling alternative with cost and scaling advantages.

And we are doing it. Our NROM technology has enabled us to be the first company to bring a true two-bit-per-cell technology to market, and more recently, to go one step further with the commercial launch of four-bit-per-cell flash, based on our unique Quad NROM technology. Protected by over 150 patents issued or pending, NROM has become the core technology for major flash applications.

We know that our licensees depend
on constant innovation to remain
competitive, and we are proud of
our ability to innovate and help our
partners compete.

A Single Solution for all NVM Segments

Our NROM technology serves all three segments of the flash market, namely embedded, code (NOR), data (NAND) flash.

Embedded flash combines NVM, logic and other circuitry on a single chip. Driving this market are products requiring high performance, extremely low power consumption, and better security, all under severe space restrictions, such as consumer electronics, automotive applications and smart cards. The market for embedded flash is expected to grow from $3 billion in 2006 to $7 billion in 2011, according to Web-Feet Research.

NROM provides embedded flash manufacturers the best high-end solution. Its simple manufacturing process cuts the number of masking steps and allows a high level of scalability. These advantages over traditional technology are enabling our licensees, including Macronix, MEI, Sony and Tower Semiconductor, to develop competitive price/performance products. This year, we increased our position in this segment when NEC Electronics became the third Japanese embedded flash manufacturer to adopt our technology.

Code flash is typically used to store executable code, such as operating systems and software for cellular phones. The market for code flash is expected to grow from $8 billion in 2006 to $12 billion in 2011, according to Web-Feet Research.

Saifun’s first two licensees were Spansion and Macronix, two leading manufactures of code flash devices. Today, Spansion is the market share leader in code flash, having doubled its NROM-based revenues from 30% at the end of 2005 to over 60% by the end of 2006. Macronix, too, has doubled its NROM-based revenues since 2005 reaching nearly 20% by the end of 2006. In addition, this year we increased our position in this segment when MEI extended its embedded license to include code flash products. Today, with products in

Licensee in development

10

8

6

4

2

0

1999

2000

2001

2002

2003

2004

2005

2006

NROM Penetration

 Number of Licensees

innovation & execution

Licensing Progress

Licensees in production

production ranging from 1Mbit to 1Gbit, our licensees hold approximately 20% of the code flash market.

Data flash is a very challenging yet lucrative market that is driven by the explosive demand for storing large quantities of reprogrammable data such as digital music, pictures and media. The market for data flash is expected to grow from $15 billion in 2006 to $46 billion in 2011, according to Web-Feet Research.

The segment is controlled by a small number of market leaders and as such, is highly cost sensitive. In order to compete, flash manufacturers are looking for a new technology that is able to scale to advanced process design rules and to store more bits per silicon area. Two of our licensees announced that their first data products will come to market in 2007; Spansion with a complete line of Quad NROM-based products from 256Mb to 2Gb, and SMIC with a 2Gb product.

Working with our Licensees In 2006, together with our licensees we took a number of important steps toward bringing new NROM-based products to market:

•	We further extended our relationship with Spansion with respect to the design of a line of Quad NROM-based products using 90nm and 65nm process technology.

•

SMIC announced that it delivered its first engineering samples of its advanced 2Gb data flash product based on Saifun’s two-bit-per-cell NROM technology, and it continues to target mass production of this product during 2007.

•

We signed an agreement with SMIC to collaborate on delivering 8Gb data flash using SMIC’s advanced process technology. This unique product, expected to reach the market in 2008, will be based on our Saifun Quad NROM technology and design.

Key innovations in NVM over 35 years

Floating Gate (FG)

1971

1980

1986

1994

2001

2005

1st

1st

Flash

MLC

Data

8Gb

Floating Gate

EEPROM

Data

product

MLC

Data

1970

1980

1990

2000

2007

2000

2004

2 bit

Data

1st

transistor

1997

2002

2006

product

product

Code

product

BGb Quad product

announcement

NROM     We Are Closing The Gap!

•	We extended our agreement with MEI to include NROM for use in a segment of the code flash market in addition to an embedded license.

•	We signed a new agreement with Tower Semiconductor to include embedded flash and embedded EEPROM applications.

•

We added NEC Electronics to the NROM community. NEC is a leading provider of embedded flash devices and the third Japanese flash provider to join the NROM community. The growing demand for high-performance, cost-effective, single-chip solutions presents significant growth opportunities to both companies.

Nevertheless, 2006 was not without its disappointments. In October, Qimonda decided to phase out its NROM-based activities. This decision presents a significant challenge for Saifun as it negatively impacts our results in the near term.

However, we remain confident that our progress with new and existing licensees will position us well to overcome this setback.

Innovation Starts with People

Saifun realizes that the road to becoming a premier global company starts with exceptional human resources. At the end of 2006, among our 232 employees, over 18% have masters or doctorate degrees, with nearly 90% of employees involved in our R&D efforts.

Our team of experts provides complete product solutions, including device technology know-how, process design and installation, product design, testing and qualification, card design, production support compliance and training. Complementing our NROM technology, our services teams are dedicated to helping licensees bring the right flash products to the market at the right time.

innovation & execution

NROM™

Complementing our NROM
technology, our service teams are
dedicated to supporting the need of
our licensees, to bring the right flash
products to the market at the right
time.

At the beginning of 2007, Kobi Rozengarten asked to be relieved of his duties as President of the Company. He will, however, remain a member of our board of directors. Kobi, who established the company together with me, has played a major role in forming and executing Saifun’s strategy and building its business to be one of the leading NVM technology providers. Kobi leaves Saifun in the hands of an outstanding management team and with a very strong foundation for continued profitable growth.

Looking Ahead

 Our challenge for 2007 is to leverage the power of NROM to increase our share of the very lucrative but very competitive flash market. To this end, we will focus our efforts in three directions; first, helping our licensees bring more products to market at the right time and with a competitive cost structure; second, working towards bringing more manufacturers into the NROM community; and third, expanding our IP platform and strengthening it against infringement.

We have begun the new year ready for the challenges ahead. Today, more than ever, we remain guided by our unwavering belief in the power, enormous potential, and pervasive applicability of NROM technology to meet the demand for more memory at lower cost.With innovation and execution at the core of our strategy, we are confident about the opportunities ahead for our licensees, employees and shareholders.

Thank you all for your support. We look forward to reporting on our progress in 2007.

Sincerely,
Dr. Boaz Eitan
Chief Executive Officer

With innovation and execution at
the core of our strategy, we are
confident about the opportunities
ahead of our licensees,
employees and shareholders.

BOARD OF DIRECTORS	MANAGEMENT TEAM

Dr. Boaz Eitan Chairman of the board	Dr. Boaz Eitan, Chairman and CEO
Kobi Rozengarten, President

George Hervey Board Member	Igal Shany, CFO
Dr. Meir Janai, VP of Quality

Matty Karp Board Member	Ramy Langer, VP of Business Development
Eduardo Maayan, VP of Research & Development

Kenneth Levy
Board Member

Ida Keidar Malits
Board Member

Kobi Rozengarten
Board Member

Yossi Sela
Board Member

Transfer Agent	U.S. Counsel
American Stock Transfer &	White & Case LLP
Trust Company	1155 Avenue of the Americas
59 Maiden Lane	New York, NY 10036, USA
Plaza Level	+1-212-819-8200
New York, NY 10038,
+1 800-937-5449	Israel Counsel
Eitan, Mehulal, Pappo, Kugler
Investor Relations	11 Hamanofim Street
KCSA	Herzliya, Israel
800 Second Avenue	+972-9-9726000
New York, NY 10017, USA
+1 212-682-6300	Shares
The Company’s shares are traded with the NASDAQ symbol SFUN.
Independent Accountants
Kost Forer Gabbay & Kasierer
A Member of Ernst & Young Global
3 Aminadav Street
Tel-Aviv, Israel
+972-3-623-2505